June 25, 2020

VIA EDGAR

Division of Corporation Finance

Office of Technology

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Matthew Crispino and Jan Woo

Re:	Ekso Bionics Holdings, Inc.
Registration Statement on Form S-3
File No. 333-239203

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Ekso Bionics Holdings, Inc. (the “Registrant”) hereby requests acceleration of effectiveness of its registration statement on Form S-3 (File No. 333-239203) to 9:00 a.m., Eastern Time, on Friday, June 26, 2020, or as soon as practicable thereafter.

The Registrant requests that it be notified of such effectiveness by contacting Alfredo B. D. Silva, the Company’s counsel at Morrison & Foerster LLP, at (415) 268-6213 or asilva@mofo.com, or Aria Kashefi at Morrison & Foerster LLP, at (415) 268-6232 or akashefi@mofo.com.

Very truly yours, Ekso Bionics Holdings, Inc.

By:	/s/ John F. Glenn
Name:	John F. Glenn
Title:	Chief Financial Officer